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                            March 8, 2023

       David Chan
       Executive President
       Lanvin Group Holdings Ltd
       3701-02, Tower S2, Bund Finance Center
       600 Zhongshan Rd East No.2,
       Shanghai, 200010, China

                                                        Re: Lanvin Group
Holdings Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed February 24,
2023
                                                            File No. 333-269150

       Dear David Chan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Preliminary Unaudited Revenues for the Year ended December 31, 2022, page 6

   1. We note that you disclose preliminary revenues for the year ended December 31, 2022 without providing any
additional financial information. Since providing a single
                                                        preliminary financial
measure may not provide investors appropriate context, please revise your disclosure to
provide additional quantitative information for fiscal year 2022. For example, if you
disclose preliminary revenues for fiscal year 2022, you should also disclose preliminary
net income (loss) or operating income (loss) for fiscal year 2022.

                                                        Please contact Eranga
Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any
 David Chan
Lanvin Group Holdings Ltd
March 8, 2023
Page 2

questions.



FirstName LastNameDavid Chan             Sincerely,
Comapany NameLanvin Group Holdings Ltd
                                         Division of Corporation Finance
March 8, 2023 Page 2                     Office of Manufacturing
FirstName LastName